                                    POS - AMC
                        (Post-Effective Amendment No. 9)
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     ---------------------------------------

                               Exelon Corporation
                (and Subsidiary Listed on Signature Page Hereto)
                      10 South Dearborn Street, 37th Floor
                                Chicago, IL 60603
                   (Name of company filing this statement and
                     address of principal executive offices)

                    ----------------------------------------

                               Randall E. Mehrberg
                  Executive Vice President and General Counsel
                               Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                             Chicago, Illinois 60603

                     (Name and address of agent for service)

                        --------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

     William J. Harmon                              Constance Reinhard
   Michael G. Strohmeier                            Exelon Corporation
         Jones Day                         10 South Dearborn Street, 35th Floor
77 West Wacker, Suite 3500                       Chicago, Illinois 60603
     Chicago, IL 60601                                 312-394-3604
       312-782-3939

     Since the date of the Merger Order, Exelon has filed a number of Post-Effective Amendments to the Merger U-1. Post-Effective Amendments Nos. 1, 3, 4, 5, 6, 7 and 8 relate to a modification to the Merger Order permitting InfraSource, Inc. and Exelon Services to continue to provide services and goods to Exelon's utility subsidiaries at market prices, determined without regard to cost, after December 31, 2001 (the expiration date for a temporary approval to provide services and goods at market contained in the Merger Order). This matter was finally resolved in the Commission's Supplemental Order dated February 28, 2003 (HCAR 27656). Post-Effective Amendment No. 2 provided additional information on matters over which the Commission had reserved jurisdiction in the Merger Order, and sought Commission approval of certain other inter-company services. This Post-Effective Amendment addresses retention of Adwin Realty Company ("Adwin"), one of the investments addressed in subsection B.1. of Item 1 of Post-Effective Amendment No. 2. In accordance with the Merger Order, Exelon has diligently undertaken to divest the estate assets of Adwin, and has been successful in reducing those assets from a balance of $7,435,378 as of October 20, 2000, to a balance of $2,657,407 as of March 31, 2003. However, given the current adverse economic environment, and the desire to avoid a forced sale, Exelon seeks an extension of time, until October 20, 2007, to complete the process of divestiture.

Item 1.  Description of the Proposed Transaction.

  A. Background

     In the Merger Order, Exelon requested the Commission to reserve jurisdiction over various interests described in Appendix A thereto. One of these was Eastern Pennsylvania Development Company ("EPDC") and its subsidiaries. Exelon stated that it would divest these interests within three years subsequent to the date of the Merger Order or make a filing with the Commission prior to the expiration of one year from the date of the Merger Order explaining why it should be permitted under the Act to retain them.

     In Post-Effective Amendment No. 2, Exelon explained that, at the time of the Merger, EPDC held (1) Exelon Fossil Holdings, an EWG, (2) the Exelon Peakers and ExTex companies, also EWGs and (3) Adwin Realty Company and its partnership interests (mainly real estate investments). In restructuring approved as part of the Merger Order, EPDC was dissolved, Exelon Fossil Holdings, Exelon Peakers and ExTex companies were transferred to Genco and Adwin Realty Company remained a subsidiary of PECO. Exelon further advised that PECO was in the process of disposing of the real estate investments of Adwin and Adwin would be dissolved and/or its assets disposed of prior to October 20, 2003 as required by the Merger Order.

  B. Request for Extension of Time to Divest

     1.   Reason for Request

     Shortly after Exelon became a registered holding company, the U.S. economy entered a recession marked by a stock market collapse and major retrenchment of the capital markets, which has continued through 2001, 2002 and into 2003. As a result, despite its diligent efforts, PECO will be unable to complete the disposition of all of the Adwin real estate investments prior to October 20, 2003. Adwin is concerned that a forced sale of the remaining properties would greatly reduce the value it could receive from sale of these investments. Therefore, Exelon seeks an extension of time to complete disposition of the remaining Adwin investments, until October 20, 2007.

     2. Specifics of Property Sold and Remaining

     The following table and discussion summarize the present status of Adwin's real estate investments held at October 20, 2000, the date of the merger:

 Adwin Investment at Merger Date / Location                                     Present Status
 Bridgewater Business Park, Chester Twp., PA
     Lots 1 - 9 and Stanley Drive                                                    Sold
     Lot 13                                                                          Sold
     Lots 14, 15                                                                     Sold
     Lots 19, 20, 21                                                                 Sold
     Lot 22                                                                         Unsold
     Lot 23                                                                          Sold
     Lots 24, 25                                                                     Sold
 Elkton, Cecil County, Maryland
     Parcel 1                                                                        Sold
     Parcel 2                                                                        Sold
     Parcel 3                                                                        Sold
     Parcel 4                                                                      Disposed
     Parcel 5                                                                        Sold
     Parcel 6                                                                       Unsold
     Parcel 7                                                                       Unsold
 Riverwatch Associates, New Brunswick, NJ                                            Sold
 Signa Joint Venture, Concord Twp., PA                                               Sold
 Route 724 Partnership, North Coventry, PA                                          Unsold
 Franklin Town Corp., Philadelphia, PA                                              Unsold
 Henderson Ambassador Associates Joint Venture, Delaware County, PA                 Unsold
 Ambassador II Joint Venture, Delaware County, PA                                   Unsold

                   Ground Leases                                                To be assigned at
                   -------------                                                   divestment
    Avellino's Tire Store, Plymouth Twp., PA
    Berwyn Squash Club, Tredyffrin Twp., PA
    Europa Motors, Philadelphia, PA

                   Kohl's Department Store, Haverford Twp., PA
                   Strauss Discount Auto, Philadelphia, PA
                   WaWa, Plymouth Twp., PA
                   WaWa, Delaware County, PA

Bridgewater Business Park, Chester Twp., PA
Adwin has disposed of nearly all of its Bridgewater Business Park investments. Eighteen of the nineteen lots have been sold for a total of $2,213,790. Of that amount, $225,000 remains in escrow, pending utility installation and the completion of certain other conditions with the new lot owners. An additional $90,000 remains in escrow pending completion of development agreement obligations with Chester Township. Adwin requests additional time to close out the escrows and to dispose of the final Bridgewater lot.

Elkton Cecil County, Maryland
Adwin has also disposed of the majority of its investments located in Elkton, Maryland. Four parcels of land were sold for $2,745,005. In connection with the sold parcels, an additional parcel of land was transferred to the homeowners' association. Finding a buyer for Adwin's two final parcels in Elkton has been difficult, as both are partially wetlands. However, Adwin is actively marketing these lots and seeks additional time to find purchasers.

Riverwatch Associates, New Brunswick, NJ
Adwin sold its entire interest in Riverwatch Associates.

Signa Joint Venture, Concord Twp., PA
Adwin also sold its entire interest in Signa Joint Venture. This sale included Adwin's Central Sewer Project interest.

Route 724 Partnership, North Coventry, PA
Until recently this site was under Agreement of Sale, but the agreement was terminated by the purchasers due to Township refusal to grant a zoning variance for the purchaser's intended commercial development. Adwin is re-marketing the site and requests additional time to find a new purchaser.

Franklin Town Corp., Philadelphia, PA; Henderson Ambassador Associates Joint Venture, Tinicum Twp., PA; Ambassador II Joint Venture, Tinicum Twp., PA
Adwin holds a 24% interest in Franklin Town Corporation, which owns four parcels of land, totaling approximately six acres. Adwin also has a 50% ownership share of two buildings through Henderson Ambassador Associates Joint Venture and Ambassador II Joint Venture. The buildings are 60,000 square feet and 70,000 square feet respectively, and both are located in the Airport Business Center in Tinicum Twp., Pennsylvania.

The recession and adverse market conditions have made the sale of these interests challenging. Adwin is concerned that the forced sale of these assets will reduce the likelihood that the company will recover full value for the interests. Thus, it seeks additional time to market these properties.

Ground Leases
Finally, Adwin subleases several properties, which it has leased from PECO. Adwin has used the sublease income to support its divestment activities. Adwin plans to continue to rely on these funds to fund disposal of its remaining assets. Once divestment is completed, Adwin will immediately assign these subleases to PECO and PECO will use the properties for utility purposes.

     3. Relief Requested

     As demonstrated above, Exelon has very diligently pursued divestment of the Adwin properties, and has succeeded in reducing those assets from a balance of $7,435,378 as of October 20, 2000, to a balance of $2,657,406 as of March 31, 2003. However, given the current adverse economic environment, and the desire to avoid a forced sale, Exelon seeks an extension of time, until October 20, 2007, to complete the process of divestiture.

  C. Compliance with Rule 54

     The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

     Exelon currently does not meet all of the conditions of Rule 53(a). As of March 31, 2003, Exelon's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2,157 million which is in excess of the 50% of Exelon's average consolidated retained earnings of $1,887 million at March 31, 2003 which is the "safe harbor" limitation contained in Rule 53(a). Exelon's retained earnings were $322 million at December 31, 2000, and Exelon's average consolidated retained earnings were $661 million at December 31, 2001 and $1,591 million at December 31, 2002. However, under the Financing Order1 the Commission has authorized Exelon to increase its "aggregate investment" in EWGs and FUCOs to an amount of up to $4 billion. Therefore, although Exelon's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the Financing Order.


______________________________________
/1/ The Commission entered its order on November 2, 2000 (HCAR No. 35-27266; 70-9693) as supplemented on December 8, 2000 (HCAR No. 35-27296) (the "Financing Order") approving certain financing transactions for Exelon and its Subsidiaries.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the Financing Order, there has been no material adverse impact on Exelon's consolidated capitalization resulting from Exelon's investments in EWGs and FUCOs. See table immediately below.

----------------------------------------------------------------------------------------------------------------------
Capitalization                  12/31/2000             12/31/2001             12/31/2002              3/31/2003
----------------------------------------------------------------------------------------------------------------------
Equity                              31.3%                  34.7%                  32.1%                  32.6%
----------------------------------------------------------------------------------------------------------------------
Preferred Securities                 2.7%                   2.6%                   2.5%                   2.5%
----------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Including           60.1%                  61.2%                  60.3%                  59.1%
current maturities)
----------------------------------------------------------------------------------------------------------------------
Short-Term Debt                      5.9%                   1.5%                   5.0%                   5.8%
----------------------------------------------------------------------------------------------------------------------
Total                              100.0%                 100.0%                 100.0%                 100.0%
----------------------------------------------------------------------------------------------------------------------

     These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization. In the aggregate, Exelon's EWG and FUCO investments have been profitable for all annual periods ending December 31, 2000 through December 31, 2002 and for the quarter ended March 31, 2003. For information on EWG earnings, please see item 5a of Exelon's quarterly filed Rule 24 certificates. Thus, since the date of the Financing Order, the capitalization and earnings attributable to Exelon's investments in EWGs and FUCOs have not had an adverse impact on Exelon's financial integrity.

     Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

     Exelon's authority to use the proceeds of financings for investments in EWGs and FUCOs is contained in the Financing Order. Exelon represents that it will remain in compliance with the requirements of rule 53(a), other than rule 53(a)(1), at all times through March 31, 2004. As required by the Financing Order, Exelon will file a post-effective amendment in File No. 70-9693 in the event that one of the circumstances described in rule 53(b) should occur during the period through March 31, 2004. If a rule 53(b) event should occur, the Financing Order would cease to be effective to the extent that it authorizes Exelon to use the proceeds of financings approved therein to make any further investments in EWGs and FUCOs in amounts in excess of 50% of consolidated retained earnings without obtaining a supplemental order.


Item 2. Fees, Commissions and Expenses.
        ------------------------------

     The incremental fees, commissions and expenses incurred or to be incurred in connection with this Post-Effective Amendment are estimated to be not more than $10,000.


Item 3. Applicable Statutory Provisions.
        -------------------------------

     Section 10 of the Act governed the original merger, and the divestiture condition was authorized by Section 10 (c) of the Act. The retained assets are passive investments. Their retention pending improvements in financial markets and negotiations with purchasers will have no deleterious effect upon Exelon as an integrated holding company system.


Item 4. Regulatory Approval.
        -------------------

     No regulatory approvals are required other than that of the Commission.


Item 5. Procedure.
        ---------

     The Applicant respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

Item 6. Exhibits and Financial Statements.
        ---------------------------------

         None.

Item 7. Information as to Environmental Effects.
        ---------------------------------------

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

     Pursuant to the Act, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 9, 2003

Exelon Corporation                            PECO Energy Company



By: /s/ Randall E. Mehrberg                   By: /s/ Duane M. Desparte
   --------------------------                    ------------------------
Executive Vice President and General          Vice President and Controller
Counsel






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